EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Zenas BioPharma, Inc.

EXECUTED this 14th day of October, 2025.

SR ONE CAPITAL FUND II AGGREGATOR, LP

By: SR ONE CAPITAL PARTNERS II, LP

     By: SR ONE CAPITAL MANAGEMENT, LLC

       By:_____*_____
       Simeon George, M.D.
       Managing Member

SR ONE CAPITAL PARTNERS II, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

     By:_____*_____
     Simeon George, M.D.
     Managing Member

AMZL, LP

By: SR ONE CAPITAL SMA PARTNERS, LP

     By: SR ONE CAPITAL MANAGEMENT, LLC

       By:_____*_____
       Simeon George, M.D.
       Managing Member

SR ONE CAPITAL SMA PARTNERS, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

     By:_____*_____
     Simeon George, M.D.
     Managing Member

SR ONE CAPITAL OPPORTUNITIES FUND I, LP

By: SR ONE CAPITAL OPPORTUNITIES PARTNERS I, LP

     By: SR ONE CAPITAL MANAGEMENT, LLC

          By:_____*_____
               Simeon George, M.D.
               Managing Member

SR ONE CAPITAL OPPORTUNITIES PARTNERS I, LP

By: SR ONE CAPITAL MANAGEMENT, LLC

     By:_____*_____
          Simeon George, M.D.
          Managing Member

SR ONE CAPITAL MANAGEMENT, LLC

     By:_____*_____
          Simeon George, M.D.
          Managing Member

     _____*_____
Simeon George, M.D.

                                        */s/ Sasha Keough_____
                                        Sasha Keough
                                        As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.